Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	June 30	December 31
	2005	2004	2003	2002	2001	2000

Income Before Income Taxes	$ 4,984	$ 7,527	$ 11,160	$ 10,802	$ 3,468	$ 8,229

Interest on Indebtedness	3,740	7,137	6,813	7,952	11,311	10,346

Portion of rents representative
of the interest factor	563	1,106	1,046	949	883	828

Earnings as adjusted	$ 9,287	$ 15,770	$ 19,019	$ 19,703	$ 15,662	$ 19,403

Fixed Charges:

Interest on Indebtedness	$ 3,740	$ 7,137	$ 6,813	$ 7,952	$ 11,311	$ 10,346

Portion of rents representative
of the interest factor	563	1,106	1.046	949	883	828

Fixed Charges	$ 4,303	$ 8,243	$ 7,859	$ 8,901	$ 12,194	$ 11,174

Ratio of Earnings
to Fixed Charges	2.16	1.91	2.42	2.01	1.28	1.74